                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                            (AMENDMENT NO. THREE)/1/


                            CONSUMERS WATER COMPANY
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                    Common Shares, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                 210723-10-02
                                 ------------
                                (CUSIP NUMBER)

           Francois Jobard                   Michel Avenas
           Vivendi                           c/o Anjou International Management
           42 Avenue de Friedland 75380      Services, Inc.
           Paris,  Cedex 08, France          800 Third Avenue
           3314-924-4924                     New York, New York  10022
                                             212-753-2000

                             Roger H. Kimmel, Esq.
                               Latham & Watkins
                               885 Third Avenue
                           New York, New York 10022
                                (212) 906-1200
________________________________________________________________________________
(Name, Address And Telephone Number Of Person Authorized To Receive Notices And
                                Communications)

                                 June 27, 1998
                               -----------------
            (Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 9 Pages)
____________________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13 D
-----------------------                                  ---------------------
CUSIP NO. 210723-10-02                                     PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vivendi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC/OO.  See Item 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    France

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,980,659 shares owned directly
                              8,935 shares subject to option
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             60,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,980,659 shares owned directly
                              8,935 shares subject to option
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          60,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,040,659
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 22.7% (based upon 9,006,374 shares outstanding as of May 11, 1998 according to Consumer Water Company's Report on Form 10-Q for the Quarter Ended March 31, 1998)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 210723-10-02                                     PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Anjou International Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             60,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          60,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      60,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 0.7% (based upon 9,006,374 shares outstanding as of May 11, 1998 according to Consumer Water Company's Report on Form 10-Q for the Quarter Ended March 31, 1998).

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 3, which amends the Statement on Schedule 13D, filed November 19, 1987, as amended, of Compagnie Generale des Eaux ("CGE"), whose name has been subsequently changed to Vivendi, is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, relating to the shares of Common Stock, par value $1.00 per share (the "Shares"), of Consumers Water Company, a Maine corporation (the "Issuer"). Except as defined herein, all terms are used herein as defined in the Schedule 13D, as amended, filed prior hereto.

          This Amendment No. 3 is the first electronic amendment to a paper format Schedule 13D. Accordingly, pursuant to Rule 13d-2(e) of the General Rules and Regulations under the Exchange Act and Rule 101(a)(2)(ii) of Regulation S-T, CGE's original Statement on Schedule 13D and Amendments No. 1 and 2 thereto also are filed herewith as Exhibits 4, 5 and 6, respectively, in order to restate the entire text of such previously filed paper Schedule 13D and amendments.

ITEM 1.       SECURITY AND ISSUER.

          The second sentence of Item 1 of the Statement on Schedule 13D, as amended, filed prior hereto, is hereby deleted in its entirety and is amended and restated as follows:

          The Issuer's principal executive offices are located at Three Canal Plaza, Portland, Maine 04112.

ITEM 2.       IDENTITY AND BACKGROUND.


          Item 2 of the Statement on Schedule 13D, as amended, filed prior hereto is hereby deleted in its entirety and is amended and restated as follows:

          (a) This statement is filed by Vivendi, a French corporation ("Vivendi"), and Anjou International Company ("Anjou"), a wholly owned subsidiary of Vivendi. Vivendi is the new corporate name of CGE, the original reporting person from the previous Schedule 13D and amendments.

          (b) The business address of Vivendi is 42 Avenue de Friedland, 75380 Paris, Cedex 08, France. The business address of Anjou is c/o Anjou International Management Services, Inc., 800 Third Avenue, New York, New York 10022.

          (c) Vivendi and its subsidiaries are involved in three major sectors: utilities (water, transport, waste management and energy), communications (telecommunications, publishing, multimedia and audiovisual) and construction and real estate.

              Anjou is a holding company for certain of Vivendi's interests in the United States.

               The names, residence or business addresses and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of Vivendi and Anjou are set forth in Exhibit 1 hereto and incorporated herein by reference.

          (d) During the last five years, neither Vivendi nor, to the best of Vivendi's knowledge, any of the directors or executive officers of Vivendi have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

               During the last five years, neither Anjou nor, to the best of Anjou's knowledge, any of the directors or executive officers of Anjou have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Vivendi nor, to the best of Vivendi's knowledge, any of the directors or executive officers of Vivendi was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               During the last five years, neither Anjou nor, to the best of Anjou's knowledge, any of the directors or executive officers of Anjou was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The citizenship of the executive officers and the directors of Vivendi and Anjou is set forth in Exhibit 1 hereto and incorporated herein by reference.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The first two sentences of Item 3 of the Statement on Schedule 13D, as amended, filed prior hereto are deleted in their entirety and are amended and restated as follows:

          The aggregate purchase price for all of the Shares reported in this statement was approximately $34,400,000 (excluding brokerage fees).

          The funds for the purchase of the Shares reported in this statement were obtained from general corporate funds and from dividends of the Issuer that Vivendi used to purchase additional Shares pursuant to a Dividend Reinvestment and Common Share Purchase Plan, as amended (the "Dividend Reinvestment Plan"), of the Issuer.


ITEM 4.        PURPOSE OF TRANSACTION.

          Clause (a) of Item 4 of the Statement on Schedule 13D, as amended, filed prior hereto is hereby deleted in its entirety and is amended and restated as follows:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that Vivendi intends to discontinue acquiring Shares through the Issuer's Dividend Reinvestment Plan.

          In addition, Clause (b) of Item 4 is hereby deleted in its entirety and is amended and restated as follows:

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, except that, in a letter dated June 29, 1998 from Vivendi to the Issuer, a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein (the "June Letter"), Vivendi stated that, subject to any rights of first refusal of Consumers under the Issuer Agreement, it intended to vote, and cause Anjou to vote, their respective Shares in favor of a proposed merger of the Issuer and Philadelphia Suburban Corporation ("PSC") and surrender their Shares upon consummation of the Merger, on the terms described in the press release attached as Exhibit 3 hereto and incorporated by reference herein (the "Press Release"). The foregoing summary is qualified in its entirety by the June Letter and the Press Release;


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

   Clause (a) of Item 5 of the Statement on Schedule 13D, as amended, filed prior hereto is supplemented as follows:

          As of June 29, 1998, Vivendi was the beneficial owner of 1,980,659 Shares constituting approximately 22.0% of the outstanding Shares (based upon 9,006,374 Shares outstanding as calculated above). To the best knowledge of Vivendi, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

          As of June 29, 1998, Anjou was the beneficial owner of 60,000 Shares constituting approximately 0.7% of the outstanding Shares (based upon 9,006,374 Shares outstanding as calculated above). To the best knowledge of Anjou, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares other than as set forth in Exhibit 1.

          As of June 29, 1998, Vivendi and Anjou were the beneficial owners of 2,040,659 Shares constituting approximately 22.7% of the outstanding Shares (based upon 9,006,374 Shares outstanding as calculated above).

          In the past sixty (60) days, Vivendi has made the following purchases of Shares:

                                                    NUMBER OF                         PRICE PER SHARE          CHARACTER OF
       DATE OF PURCHASE                         SHARES PURCHASED                 (EXCLUDING COMMISSIONS)       TRANSACTION
       ----------------                         ----------------                 -----------------------       -----------
       5/26/98                                       26,250                              21.573                Dividend
                                                                                                               Reinvestment Plan

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Statement on Schedule 13D, as amended, filed prior hereto is hereby deleted in its entirety and is amended and restated as follows:

          Anjou is a wholly owned subsidiary of Vivendi. Pursuant to the June Letter, Vivendi has informed the Issuer that it intends to vote, and cause Anjou to vote, their respective Shares of the Issuer and of PSC in favor of the merger and surrender their Shares upon consummation of the merger, subject to any rights of the Issuer under the Issuer Agreement. The foregoing summary is qualified in its entirety by the full text of the June Letter and the Press Release. Other than the June Letter and except as disclosed in Item 5, neither Vivendi nor Anjou nor, to the best of Vivendi's and Anjou's knowledge, any person named in Item 2 hereof, has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1.   List of Directors and Executive Officers of Vivendi.
2.   Letter dated June 29, 1998 from Vivendi to the Issuer.
3.   Press Release, dated June 29, 1998.
4.   Statement on Schedule 13D filed by Vivendi dated November 19, 1987.
5. Amendment No. 1 to Statement on Schedule 13D filed by Vivendi dated July 1, 1988.
6. Amendment No. 2 to Statement on Schedule 13D filed by Vivendi dated September 12, 1988.

                                                                     Page 9 of 9
                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           VIVENDI


                                           By     /s/  Guillaume Hannezo
                                                  ----------------------
                                                  Name:  Guillaume Hannezo
                                                  Title: Chief Financial Officer


Dated:  June 29, 1998


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           ANJOU INTERNATIONAL COMPANY


                                           By     /s/ Michel Avenas
                                                  ------------------
                                                  Name: Michel Avenas
                                                  Title: President


Dated:  June 29, 1998